BY COURIER



Kamps AG

03 AUG 28 AM 7:21

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA



03029602

August 26th , 2003

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

Enclosure

SUPPL

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Press Release

Kamps continues to hold its ground in difficult market conditions

Düsseldorf/Germany, August 26, 2003 Despite the ongoing weak consumer climate, Kamps AG, the leading European bread and bakery goods company belonging to the Barilla Group, has increased net sales in the first half of 2003 by 1.9 percent to EUR 864.4mn (2002: EUR 848.3mn). Sales growth in the retail sector more than compensated lower sales in the Kamps bakery shops. Net sales with pre-packaged goods rose 3.3 percent to EUR 729.6mn (2002: EUR 706.0mn), while net sales in the craft bakeries division decreased by 6.4 percent to EUR 124.2mn (2002: EUR 132.7mn).

Operating profit stable / Net loss substantially reduced

Despite difficult market conditions, EBIT improved slightly to EUR 31.3mn compared to EUR 30.3mn in the previous year due to a lower amortization charge. The improvement in interest expense to EUR -28.7mn (2002: EUR -30.5mn) resulted mainly from more favourable credit terms. The non-recurrence of last year's extraordinary costs in connection with the refinancing of the Group and the takeover by Barilla led to a substantially reduced net loss of EUR -4.4mn (2002: EUR -35.4mn). Without this extraordinary cash out, operating cash flow also reached a higher level again and amounted to EUR 43.9mn for the first half of 2003 (2002: EUR 15.9mn).

Net debt of EUR 799.3mn was only marginally higher than the comparable figure as of December 31, 2002 (EUR 793.2mn).

Capital expenditure amounted to EUR 25.5mn in the first half of 2003 and almost reached previous year's level at EUR 28.8mn. As a result of an increase in the number of craft bakery shops operated by system partners the number of employees decreased to 13,284 from 14,259 at the end of the first half of 2002. This figure does not include the employees of Harry's.

Sale of 49% shareholding in Harry's for EUR 300mn at year-end accelerates debt reduction and consolidation

In July 2003, Kamps AG has reached a financing agreement with the majority shareholders for the exercise of the call option over the remaining 51 percent shareholding in Harry's held by Artal Holland B.V.. Following the exercise of the option the acquisition of this shareholding by Barilla, which was originally planned for year-end

2003, was brought forward to the end of July 2003. Kamps intends to sell its 49 percent shareholding in Harry's to Barilla, in order to use the proceeds of EUR 300mn to accelerate debt reduction and consolidation considerably. This transaction is likely to take place in December 2003.

Squeeze out of minority shareholders in return for cash compensation

As already reported, the Annual General Meeting on July 25, 2003 has resolved the exclusion of the minority shareholders in return for cash compensation of EUR 12.14 per share.

Outlook

Following the one-off expenses and extraordinary adjustments of the balance sheet in the last financial year, the focus of the year 2003 remains on consolidation and restructuring of operations in order to regain a sound earnings base. Specific plans and measures will be communicated in November 2003. For the current business year the management board continues to expect stable sales and a recovery in earnings compared to the previous year.

Contact:
Kamps AG

Thomas Sterz – Investor Relations	0049-211-530 634 230
Volker Berg – Press	0049-211-530 634 66
Fax	0049-211-530 634 67
Internet	www.kamps.de
e-mail	info@kamps.de

Key figures for Kamps AG (Group)

in EURmn	30.06.03	30.06.02
P & L		
Gross sales	1.011,6	986,0
Sales deductions	147,1	137,7
Net sales	864,4	848,3
Cost of goods sold	-504,7	-488,1
Selling expenses	-318,2	-312,9
Administration expenses	-33,0	-33,8
Other operating income	36,2	34,4
Other operating expenses	-3,8	-4,0
Investments	0,0	-0,5
Depreciation on financial assets	-	-3,3
Operating result before Amortization (EBITA)	**40,9**	**40,1**
Amortization	9,6	9,8
Operating result (EBIT)	**31,3**	**30,3**
Interest result	-28,7	-30,5
Result from ordinary activities	**2,6**	**-0,2**
Extraordinary result	-0,8	-29,1
Taxes	-5,8	-5,6
Partial transfer of profits	-0,4	-0,5
Net loss	**-4,4**	**-35,4**
BALANCE SHEET		
Assets		
Fixed Assets	858,3	903,3
Current Assets	323,9	329,2
Prepaid expenses	10,8	10,2
Balance Sheet total	**1.193,0**	**1.242,7**
Liabilities		
Equity	-39,4	57,5
Accruals	178,7	141,9
Bonds	588,3	620,6
Bank loans	242,3	211,9
Other liabilities	221,6	209,3
Prepaid income	1,5	1,5
Balance Sheet total	**1.193,0**	**1.242,7**

Extract from the cash flow statement of Kamps AG (Group)

in EURm	30.06.03	30.06.02	31.12.02
Net income	-4,4	-35,4	-126,8
Depreciation of fixed assets	48,6	51,2	120,9
Operating cash flow	43,9	15,9	-5,3
Cash flow (incl. other assets/liabilities)	17,4	10,1	48,2
Cash flow from investing activities	-23,3	-28,8	-78,6
Cash flow from financing activities	-11,1	54,7	63,1
Change in liquid funds	-17,0	36,0	32,7
Liquid funds at beginning of the period	48,3	15,7	15,7
Liquid funds at period end	31,3	51,7	48,3